October 3, 2024

Via EDGAR

Ms. Kate Beukenkamp / Mr. Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Uni-Fuels Holdings Ltd (the “Company”) Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 6, 2024 CIK No. 0002021688

Dear Ms. Beukenkamp / Mr. Field

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 18, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1. Contemporaneously, we are filing the amended Draft Registration Statement via Edgar (the “Amended DRS”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted June 6, 2024

Business

Our Major Customers, page 67

1.	We note your response to prior comment 12 and reissue in part. Please revise to disclose the names of the customers to which the company’s business and profitability is dependent. Further, please disclose whether any of the customers referenced in this section are related parties. Refer to Item 4.B.6 of Part I of Form 20-F.

Response: The Company respectfully advises the Staff that the Company’s business and profitability are not currently, and were not during the two fiscal years ended December 31, 2023 and 2022, dependent on any customer, given that (i) no single customer accounted for more than 50% of the Company’s revenues for any of the two fiscal years, (ii) the Company has not signed any long term sales contract with any of its customers, and (iii) the loss of any one customer will not materially and adversely affect the Company’s profitability because of the Company’s ability to attract new customers and to effectively rotate among its existing customers, which flexibility is demonstrated by the fact that the four major customers in 2022 were no longer major customers in 2023. The Company has revised the disclosures on page 70 of the Amended DRS to clarify that only Customer A is a related party.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com